UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 11-K
___________________

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

Commission file number: 001-33443

________________

Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees
Covered Under a Collective Bargaining Agreement
(Full title of the plan)
_________________

Dynegy Inc.
1000 Louisiana
Suite 5800
Houston, Texas 77002

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

NOTES TO THE FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i): – Schedule of Assets (Held at End of Year)	20

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE	21

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
the Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees
Covered Under a Collective Bargaining Agreement

We have audited the accompanying statements of net assets available for benefits of the Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas
June 22, 2011

June 22, 2011
DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

	2010	2009
ASSETS
Investments at fair value:
Plan interest in Dynegy Inc. Master Trust	$77,533,579	$75,279,140

Receivables:
Employer contributions	11,322	8,957
Notes receivable from participants	1,634,948	1,525,666

Total receivables	1,646,270	1,534,623

TOTAL ASSETS	79,179,849	76,813,763

NET ASSETS AT FAIR VALUE	79,179,849	76,813,763
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(563,431)	(296,842)

NET ASSETS AVAILABLE FOR BENEFITS	$78,616,418	$76,516,921

The accompanying notes are an integral part of the financial statements.

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2010

INVESTMENT INCOME, NET:

Plan interest in net income of Dynegy Inc. Master Trust	$5,883,551
Interest on notes receivable from participants	78,415
Total investment income	5,961,966

CONTRIBUTIONS:

Employee	3,364,496
Employer	881,324
Total contributions	4,245,820

EXPENSES:

Benefit payments	8,045,878
Administrative expenses	62,411
Total expenses	8,108,289

NET INCREASE	2,099,497

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	76,516,921

End of year	$78,616,418
\
The accompanying notes are an integral part of the financial statements.

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

1.	DESCRIPTION OF PLAN

The following description of the Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employee Covered Under a Collective Bargaining Agreement (formerly known as the Illinois Power Company Incentive Savings Plan for Employees Covered Under a Collective Bargaining Agreement) (the “Plan”) provides only general information. Participants should refer to the Plan documents, which are the governing documents, for a more complete description of the Plan’s provisions.

General

The Plan is sponsored and maintained by Dynegy Inc., a Delaware corporation, (the “Company”) for the exclusive benefit of certain eligible employees of Dynegy Midwest Generation, Inc. (“DMG” or the “Employer”). It qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and is a trusteed, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan’s trustee is Vanguard Fiduciary Trust Company (“Vanguard” or the “Trustee”). The Dynegy Inc. Benefit Plans Committee serves as the “Plan Administrator” for the Plan.

All employees of the Employer who are covered under a collective bargaining agreement are eligible to participate in the Plan other than (a) certain nonresident aliens, (b) any individual designated, compensated, or otherwise classified or treated by the Employer as a leased employee, an independent contractor or other non-common law employee, and (c) employees who have waived participation in the Plan. Although participation in the Plan commences immediately upon employment as an eligible employee, a participant’s election to make before-tax and/or after-tax contributions to the Plan is voluntary. However, effective as of January 1, 2009, for eligible employees hired on or after January 1, 2009, enrollment in the Plan is automatic after a 60-day opt-out period. If such an employee does not opt-out of participation, the employee will be automatically enrolled in the Plan at a before-tax contribution rate of 6% of eligible earnings per pay period. Active participation ceases upon termination of employment with the Employer.

Contributions

Participants may make before-tax contributions including “catch-up” contributions (if age 50 or older before the close of the particular Plan year) by payroll deduction up to the legal dollar limit. Additionally, as of January 1, 2008, participants may elect to have some or all of their before-tax contributions (including any catch-up contributions) contributed to the Plan as an after-tax Roth contribution up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. A participant may also “roll-over” into the Plan amounts distributed from another eligible retirement plan.

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

The Employer makes a matching contribution each pay period to the Plan equal to 50% of the participant’s before-tax contributions (including any catch-up contributions and Roth contributions) that are not in excess of 6% of the participant’s “Compensation” (as defined in the Plan) for such pay period. In addition, for each calendar year the Employer makes a “true-up” matching contribution, if necessary, on behalf of each participant who was an eligible employee on the last day of the year that takes into account the participant’s before-tax contributions (including any catch-up contributions and Roth contributions) and Compensation for the year.

In addition, the Employer may make a discretionary contribution for a calendar year that is allocated based on Compensation to (a) participants who are eligible employees on the last day of the year and (b) participants who terminated employment during the year on or after attaining age 65 or by reason of death or total and permanent disability. No such discretionary contributions were made during plan years 2010 or 2009. Further, the Employer may make contributions in order to meet nondiscrimination requirements as prescribed in the Plan document.

Investment of Funds

The Plan offers a variety of investment options. Each participant has the right upon enrollment to select, from among the available investment options under the Plan, the fund(s) into which the participant’s before-tax, after-tax and rollover contributions (and the earnings allocable thereto) will be invested. A participant may change the allocation of such participant contributions made to the selected funds or transfer amounts among investment funds in accordance with the procedures established by the Plan Administrator. If a participant does not make investment elections, the contributions will be invested in the default investment fund selected by the Plan Administrator for the Plan. Employer matching contributions and Employer discretionary contributions, if any, are made to the Dynegy Stock Fund (the “Stock Fund”), which are allocated to participants as units in the Stock Fund. Dividends on stock held in the Stock Fund are also invested in the Stock Fund. See Notes 4 and 9 for more information. A participant may transfer such Employer contributions (and the earnings allocable thereto) among investment funds anytime after they are initially credited to his or her account, subject to the limitations contained in the Company’s insider trading policy.

Participant Accounts

Each participant’s accounts are credited with the participant’s contributions, allocations of the Employer’s contributions and Plan earnings or losses. Certain administrative expenses may also be deducted from participant’s accounts (for example, a loan administrative fee is charged each year to the accounts of participant’s with outstanding loans). The benefit to which a participant is entitled is the balance of the participant’s accounts.

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Vesting

Participants have an immediate 100% vested and nonforfeitable interest in their contributions and Employer contributions and actual earnings thereon.

Loans to Participants

The Plan allows participants to borrow from their Plan accounts an amount not to exceed the lesser of (a) $50,000 (reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made) or (b) 50% of the vested account balance (other than the portion of such account balance that is invested under the directed brokerage investment fund option). Interest is charged on these loans at a rate commensurate with interest rates charged by financial institutions in the business of lending money for similar types of loans. A loan may not be made in an amount less than $500. Additionally, no participant may have more than three outstanding loans at any given time, and only one of those loans may be used to acquire any house that within a reasonable period of time is to be used as a primary residence. Loans must be repaid within a certain period of time as specified in the Plan’s Loan Procedure. Loan repayments are made by payroll deductions authorized by the participant while the participant remains employed by the Employer or an affiliate. After termination of employment and before receiving a distribution from the Plan, a participant may continue to make loan payments directly to the Trustee. Principal and interest paid on the loan is credited to the participant's account. The Trustee maintains a loan fund to hold the balances of participants' loans.

Payment of Benefits

Participants (or their beneficiaries as applicable) may elect to receive the vested interest in their accounts upon termination of employment (including as a result of normal retirement), total and permanent disability or death. All distributions are made in one lump sum in the form of cash, except that a participant may elect to have the portion of his or her account invested in the Stock Fund distributed in shares of Company common stock. Generally, a participant can defer the receipt of his or her distribution until April 1 of the calendar year following the later of the calendar year in which he or she reaches age 70½ or the calendar year in which he or she terminates employment. However, an automatic lump sum distribution may be made upon termination of employment if the participant’s aggregate account balance is not in excess of $1,000 (or as of January 1, 2011, $5,000 (see Note 10)). Note that the Plan also permits a variety of in-service withdrawals allowing participants to withdraw certain amounts from the Plan while working, as described in more detail in the Plan documents.

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Forfeitures

In the event a participant’s before-tax contributions exceed Plan and/or IRS limits, such excess contributions are distributed and any related Employer matching contributions are forfeited. Further, each participant is responsible for supplying the Company with a current address. In the case of a benefit payable on behalf of a participant, if the Plan Administrator is unable to locate the participant or beneficiary to whom such benefit is payable, upon the Plan Administrator’s determination thereof, such benefit shall be deemed a forfeiture. Forfeitures are used to reduce Employer matching contributions and/or to pay Plan administrative expenses.

The balance of forfeitures held by the Plan as of December 31, 2010 and 2009 was $1,795 and $97, respectively. In 2010, forfeitures were used to reduce Employer contributions by $-0- and administrative expenses by $2,200.

Plan-to-Plan Transfers

Amounts are transferred to or from the Dynegy Midwest Generation, Inc. 401(k) Savings Plan (formerly known as the Illinois Power Company Incentive Savings Plan) as participants shift out of or into positions covered by a collective bargaining agreement.

Plan Termination

Subject to certain limitations, the right to amend, modify or terminate the Plan is reserved by the Company. In the event the Plan is terminated, the assets of the trust fund will be liquidated and each participant will be entitled to receive the entire amount of his or her account.

Plan Amendments

Effective January 1, 2009, the Plan was amended and restated. The Plan restatement incorporated all prior amendments. The Plan was also materially amended in connection with the Plan amendment and restatement to provide an auto-enrollment feature for eligible employees hired on or after January 1, 2009, as described in more detail above under the General subsection.

Effective January 1, 2009, the Plan was also amended to reflect addition of a new participant “account”—the “Class Settlement Account II”—for purposes of making allocations of settlement amounts to eligible participants in connection with the Lively et al. v. Dynegy Inc., et al. class action lawsuit.

Effective January 1, 2010, the Plan’s definition of “Compensation” was amended to provide more specificity regarding compensation items that are included versus excluded in Plan “Compensation.”

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Generally effective January 1, 2010 (though with certain earlier effective dates as necessary for legal compliance), the Plan was amended to comply with certain legal requirements of the Pension Protection Act of 2006 and certain other legal requirements, including, such as:

●
For plan years beginning January 1, 2007, the Plan was amended to add certain language to the Plan providing that certain notices required to be provided in connection with electing a Plan distribution must contain certain legally required information.

●	Effective January 1, 2007, the Plan was amended to cause it to comply with applicable provisions of the Heroes Earnings Assistance and Relief Act of 2008, as amended.
●
For plan years beginning January 1, 2008, the Plan was amended to provide that gap period earnings of excess deferrals and contributions will not be calculated and distributed in connection with correction of such.

●	Effective January 1, 2010, the Plan was amended to comply with certain investment-related requirements (including those set forth in IRS Notice 2006-107).
●	Effective January 1, 2010, the Plan was amended to clarify the definition of “415 Compensation” used to administer the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying Plan financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investments

The Plan’s investments are held in the Dynegy Inc. Master Trust (the “Master Trust”) and are stated at fair value based on the latest quoted market values of the underlying securities. Securities for which no quoted market value is available are evaluated and valued by Plan management with reference to the underlying investments, assumptions and methodologies used in arriving at fair value in accordance with Financial Accounting Standards Board (“FASB”) guidelines (Note 7). Investments and income therefrom are allocated to the individual plans based on each participant’s account balance within each investment fund option. At December 31, 2010 and 2009, the Plan's interest in the Master Trust was approximately 24.7% and 24.8%, respectively.

Benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan corresponding to the fully benefit-responsive investment contracts because it represents the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value, if material (Note 5). The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Purchases and sales of securities are recorded on a trade-date-basis.

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Notes Receivable from Participants

Participant loans (presented as Notes Receivable from Participants as explained in the Recent Accounting Pronouncements subsection) are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Income

Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at the financial statement date). For the purpose of allocation to participants, the Stock Fund is valued by the Plan at its unit price (comprised of market price plus uninvested cash position) on the date of allocation and current unit price is used at the time of distribution to participants resulting in a realized gain or loss and is reflected in the income from the Plan’s investment in the Master Trust.

Investment income from the Plan’s investment in the Master Trust consists of the Plan’s proportionate share of the Master Trust’s interest and dividend income and investment income from net appreciation (depreciation) in fair value of investments.

The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned.

Expenses

Certain expenses incurred in the administration of the Plan and the related trust are paid by the Employer. These expenses include fees and expenses of the consultants, auditors, and legal personnel.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

        Distribution of Benefits

Distributions of benefits are recorded when paid.

Risk and Uncertainties

The Plan provides for several investment options, which are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued a standard to improve disclosures about fair value measurements. Certain provisions to the standard are effective for reporting periods beginning after December 15, 2009, while other provisions are effective for periods beginning after December 15, 2010. The adoption of the accounting standard did not impact the Plan’s financial statements.

In September 2010, the FASB issued a guidance clarifying the classification and measurement of participant loans by defined contribution pension plans. Participant loans are required to be classified as “Notes Receivable from Participants” and measured at their unpaid principal balance, plus any accrued but unpaid interest. The Plan adopted this new guidance in its December 31, 2010 financial statements and has reclassified participant loans of $1,634,948 and $1,525,666 for the years ended December 31, 2010 and 2009, respectively, from Investments to Notes Receivable from Participants. Net assets of the Plan were not affected by the adoption of the new guidance.

3.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 29, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter and the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

4.	INVESTMENTS

Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan’s net assets available for benefits include:

	December 31
	2010	2009
Investments at fair value as determined by quoted market price
Plan interest in Dynegy Inc. Master Trust*	$77,533,579	$75,279,140

*Includes both participant-directed and non-participant directed amounts. See Note 9.

The Plan’s interest in the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $5,883,551 during 2010.

5.	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Master Trust has an interest in a collective investment trust that invests primarily in a pool of investment contracts issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts and bond mutual funds that are selected by the Trustee.

As described in Note 2 above, because these contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit-responsive investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Occurrence of certain events may limit the ability of the Plan to transact at contract value with the issuer. The Employer does not believe that the occurrence of such an event is probable.

The average yield earned by the collective investment trust for the year ended December 31, 2010 was 3.36% and the average yield earned to reflect the actual interest rate credited to participants for the year ended December 31, 2010 was 3.01%.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. As of December 31, 2010, the contract value of the interest in the collective investment trust was $13,744,801 as compared to its fair value of $14,308,232. An adjustment of $563,431 has been made to the Statement of Net Assets Available for Benefits to reflect contract value.  As of December 31, 2009, the contract value of the interest in the collective investment trust was $13,434,336 as compared to its fair value of $13,731,178. An adjustment of $296,842 has been made to the Statement of Net Assets Available for Benefits to reflect contract value.

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

6.	PARTICIPATION IN MASTER TRUST

The Plan’s investments  are held in the Master Trust with assets of other qualified retirement plans sponsored by the Company, including the Dynegy Midwest Generation, Inc. 401(k) Savings Plan, Dynegy Inc. 401(k) Savings Plan and Dynegy Northeast Generation, Inc. Savings Incentive Plan.

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

The following information is presented for the Master Trust:

	December 31,
	2010	2009
ASSETS
Investments:
Cash and temporary cash investments	$94,609	$15,179
Investments, at fair value:
Mutual funds	247,432,029	229,848,659
Collective investment trust	53,607,552	51,579,972
Common stock (broker option)	2,145,009	2,352,564
Corporate debt instruments	5,363	-
Employer stock fund	10,319,257	19,520,571

Total investments	313,603,819	303,316,945

Receivables:
Employer contributions	160,369	197,036
Due from broker for securities sold	248,520	-

Total receivables	408,889	197,036

TOTAL ASSETS	314,012,708	303,513,981

Due to broker for securities purchased	29,579	73,283

NET ASSETS AVAILABLE FOR BENEFITS	313,983,129	303,440,698
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(2,110,964)	(1,115,062)

NET ASSETS AVAILABLE FOR BENEFITS	$311,872,165	$302,325,636

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Investment income/(loss) for the Master Trust is as follows:

Year ended December 31, 2010
Investment income:
Net appreciation in fair value of investments	$16,027,904
Dividends and interest	7,119,357
$23,147,261

The Master Trust invests a significant portion of its assets in the Company’s common stock via the Stock Fund. This investment in the Company’s common stock approximates 3.3% and 6.4% of the Master Trust’s net assets available for benefits as of December 31, 2010 and 2009, respectively. As a result of this concentration, any significant fluctuation in the market value of this stock could affect individual Participant accounts and the net assets of the Plan.

7.	FAIR VALUE MEASUREMENTS

The FASB establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability;
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs, including valuations based on pricing models, discounted cash flow methodologies or similar techniques where at least one significant model assumption or inputs is unobservable. Unobservable inputs are used to the extent that observable inputs are not available and reflect the Plan’s own assumptions about the assumptions the market participants would use in pricing the assets or liabilities. Unobservable inputs are based on the best information available in the circumstances, which might include the Plan’s own data.

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Collective investment trust: Valued at the underlying unit values reported using audited financial statements of the collective trust and changes in such amounts through the Master Trust’s year end.

Common stock (brokerage option): Valued at the closing price reported on the active market on which the individual securities are traded.

Employer stock fund: Valued at the underlying unit values calculated based on the closing price reported on the active market on which the underlying employer securities are traded.

Mutual funds: Valued at the net asset value (“NAV”) of units held by the Plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2010 and 2009:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Cash	$4,214,591	$-	$-	$4,214,591
Collective Investment Trust	-	52,114,360	-	52,114,360
Common stock:
US Equity (brokerage link)	5,316,868	-	-	5,316,868
US Equity (employer stock)	10,320,000	-	-	10,320,000
Mutual funds:
US Equity	142,329,000	-	-	142,329,000
Non-US Equity	49,144,000	-	-	49,144,000
US Fixed Income	46,491,000	-	-	46,491,000
Non-US Fixed Income	3,674,000	-	-	3,674,000

	$261,489,459	$52,114,360	$-	$313,603,819

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Cash	$12,404,597	$-	$-	$12,404,597
Collective Investment Trust	-	45,221,065	-	45,221,065
Common stock:
US Equity (brokerage link)	2,352,564	-	-	2,352,564
US Equity (employer stock)	19,520,571	-	-	19,520,571
Mutual funds:
US Equity (brokerage link)	3,839,879	-	-	3,839,879
US Equity	133,862,269	-	-	133,862,269
Non-US Equity	45,648,000	-	-	45,648,000
US Fixed Income	35,464,000	-	-	35,464,000
Non-US Fixed Income	5,004,000	-	-	5,004,000

	$258,095,880	$45,221,065	$-	$303,316,945

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

8.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the Trustee as defined by the Plan and, therefore, these qualify as party-in-interest transactions. Additionally, the Plan maintains investments in the Company’s common stock and holds notes receivable from participants. Further, Vanguard Advisers, Inc. (a subsidiary of The Vanguard Group, Inc., which provides recordkeeping and certain administrative services for the Plan) offers certain investment advisory programs for Plan participants; however, the provision of these programs is not a prohibited transaction under ERISA. Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services. Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

9.	NONPARTICIPANT-DIRECTED INVESTMENTS

All funds in the Plan are participant directed, with the exception that Employer matching and discretionary contributions are initially invested in the Plan’s Stock Fund. Participants may diversify the investment of Employer matching and any discretionary contributions after such amounts are initially credited to their accounts, subject to the limits contained in the Company’s insider trading policy. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the Plan’s Stock Fund is as follows:

	December 31,
	2010	2009
Net Assets:
Investments, at fair market value:
Employer securities	$2,467,621	$4,407,677

Employer contributions receivable	11,322	8,957

	$2,478,943	$4,416,634

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

Year ended December 31, 2010
Changes in Net Assets:
Employer contributions	$881,324
Employee contributions	135,718
Net depreciation in fair value of investments	(1,747,478)
Loan repayments	142,298
Benefit payments	(156,254)
Loan withdrawals	(49,566)
Administrative expenses	(1,695)
Transfers to participant directed investments, net	(1,142,038)

$(1,937,691)

10.	SUBSEQUENT EVENTS

Cash-out Limit Increase

Effective January 1, 2011, the Plan was amended to increase the “cash-out” limit from $1,000 to $5,000.  Upon a termination of employment, if a participant’s vested account balance under the Plan is less than or equal to $5,000 (calculated excluding rollover contributions and related earnings), the amount must be distributed (a “Mandatory Distribution”).  If a participant’s vested account balance under the Plan qualifies as a Mandatory Distribution and the total amount of the distribution is $1,000 or less (calculated including rollover contributions and related earnings) and the participant does not affirmatively elect another permissible distribution option after receiving the proper notices, the distribution will be automatically rolled over to an IRA with The Vanguard Group.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2010	2009
Net assets available for benefits per the financial statements	$78,616,418	$76,516,921
Adjustment from contract value to fair value for fully benefit-responsive contracts	563,431	296,842
Net assets available for benefits per Form 5500	$79,179,849	$76,813,763

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES COVERED UNDER A
COLLECTIVE BARGAINING AGREEMENT

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2010:

Increase in net assets available for benefits per the financial statements	$2,099,497
Adjustment to reflect fair value adjustment for 2010 related to benefit-responsive contracts	266,589
Increase in net assets available for benefits per Form 5500	$2,366,086

SUPPLEMENTAL SCHEDULE

DYNEGY MIDWEST GENERATION, INC.
401(k) SAVINGS PLAN FOR EMPLOYEES
COVERED UNDER A COLLECTIVE BARGAINING AGREEMENT

EIN: 20-5653152          PN: 006

Schedule H, Line 4(i): - Schedule of Assets (Held at End of Year)

As of December 31, 2010

[a]	[b]	[c]	[d]	[e]
Party-in- interest	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Participant Loans	Various maturities and interest rates ranging from 4.25% - 9.25%	-	$1,634,948

		Total		$1,634,948

*    A party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

Dynegy Midwest Generation, Inc. 401(k) Savings Plan for Employees Covered Under a Collective Bargaining Agreement

Date: June 23, 2011	By: /s/ JULIUS COX
Julius Cox
Designated Member – Dynegy Inc.
Benefit Plans Committee